UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Interface, Inc.

(Name of Issuer)

Class A Common Stock, $.10 par value per share

(Title of Class of Securities)

458655106

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458655106

(1)	Names of Reporting Persons. Sheffield Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 662,067

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 662,067

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 662,067

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.17%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 458655106

(1)	Names of Reporting Persons. Sheffield Institutional Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 1,285,212

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 1,285,212

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,285,212

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 2.27%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 458655106

(1)	Names of Reporting Persons. Sheffield International Partners Master, Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 736,735

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 736,735

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 736,735

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.30%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 458655106

(1)	Names of Reporting Persons. Sheffield Asset Management, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 2,684,014

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 2,684,014

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,014

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.75%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 458655106

Item 1(a).	Name of Issuer: Interface, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2859 Paces Ferry Road, Suite 2000 Atlanta, Georgia 30339

Item 2(a).

Name of Person Filing:
This statement is being filed by Sheffield Partners, L.P. (“SPLP”), Sheffield Institutional Partners, L.P. (“SIPLP”), Sheffield International Partners Master, Ltd. (“SIPMLTD”) and Sheffield Asset Management, L.L.C. (“SAM” and together with SPLP, SIPLP and SIPMLTD, the “Reporting Persons”).  The members of SAM are Brian J. Feltzin and Craig C. Albert.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 900 North Michigan Avenue, Suite 1100 Chicago, Illinois 60611
Item 2(c).	Citizenship: SPLP Delaware SIPLP Delaware SIPMLTD Cayman Islands SAM Delaware
Item 2(d).	Title of Class of Securities: Class A Common Stock, $.10 par value per share
Item 2(e).	CUSIP Number: 458655106

Item 3.	Not Applicable.
The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).

CUSIP No. 458655106

Item 4.	Ownership
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) of this Schedule 13G is hereby incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 458655106

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

Sheffield Partners, L.P.
By:	Sheffield Asset Management, L.L.C.
Its:	General Partner

	By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer

Sheffield Institutional Partners, L.P.
By:	Sheffield Asset Management, L.L.C.
Its:	General Partner

	By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer

Sheffield International Partners Master, Ltd.
By:	Sheffield Asset Management, L.L.C.
Its:	Investment Advisor

	By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer

Sheffield Asset Management, L.L.C.

	By:	/s/ Amy Rosenow
Amy Rosenow, Chief Operating Officer